UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

1.6.	Amendments to the Articles of Incorporation

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit / Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Stock-based Compensation

5.6.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

8.	Internal Controls

8.1.	Management’s Assessment of the Effectiveness of the Internal Accounting Management System

8.2.	Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

8.3.	External Auditor’s Audit Opinion (Review Report) on the Effectiveness of the Internal Accounting Management System

Summary of Business Report for Fiscal Year 2024

On March 14, 2025, KB Financial Group Inc. (“KB Financial Group” or the “Group”) filed its business report for the fiscal year ended December 31, 2024 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC. as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd. (“KB Life Insurance”), formerly a second-tier subsidiary, as a first-tier subsidiary

•	July 1, 2009

Changed the name of KB Venture Capital Co., Ltd. to KB Investment Co., Ltd. (“KB Investment”)

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. (“KB Kookmin Card”) as a first-tier subsidiary following the spin-off of Kookmin Bank’s credit card business unit.

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. (“KB Investment & Securities”)

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	January 13, 2012

Added KB Savings Bank Co., Ltd. (“KB Savings Bank”) as a first-tier subsidiary

•	October 10, 2012

Added KB Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance, which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank

•	March 20, 2014

Added KB Capital Co., Ltd. (“KB Capital”) as a first-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	December 1, 2016

Added KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd. (“KB Securities”)

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	July 7, 2017

Converted KB Insurance and KB Capital into wholly-owned subsidiaries of the Company through comprehensive stock swaps

•	September 29, 2017

Added KB Asset Management Singapore Pte. Ltd. as a second-tier subsidiary (changed from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

•	October 9, 2017

Added KB SECURITIES VIETNAM JOINT STOCK COMPANY (formerly MARITIME SECURITIES INCORPORATION) as a second-tier subsidiary

•	October 16, 2017

Disposed of Hyundai Savings Bank, Co., Ltd., a second-tier subsidiary

•	December 22, 2017

Disposed of Hyundai Asset Management, Co., Ltd., a second-tier subsidiary

•	July 6, 2018

Added KB Daehan Specialized Bank PLC. as a second-tier subsidiary

•	August 21, 2018

Added KBAM Shanghai Advisory Services Co., Ltd. as a second-tier subsidiary

•	April 10, 2020

Added PRASAC Microfinance Institution PLC. as a second-tier subsidiary

•	May 18, 2020

Added PT Sunindo Kookmin Best Finance as a second-tier subsidiary

•	July 3, 2020

Added PT KB Finansia Multi Finance as a second-tier subsidiary

•	August 31, 2020

Added Prudential Life Insurance Company of Korea, Ltd. (“Prudential Life Insurance”) as a first-tier subsidiary

•	September 2, 2020

Added PT Bank Bukopin Tbk as a second-tier subsidiary (renamed PT Bank KB Bukopin, Tbk. on February 8, 2021)

•	December 16, 2020

Added KB FINA JOINT STOCK COMPANY as a second-tier subsidiary

•	December 23, 2020

Added KB Bank Myanmar Co., Ltd. as a second-tier subsidiary

•	January 29, 2021

Added J Fintech Co., Ltd as a second-tier subsidiary (renamed KB J Capital Co., Ltd. on February 16, 2021)

•	March 2, 2021

Added PT KB Data Systems Indonesia as a second-tier subsidiary

•	October 8, 2021

Added KB Healthcare Co., Ltd. as a second-tier subsidiary

•	February 14, 2022

Added PT KB Valbury Sekuritas as a second-tier subsidiary

•	May 10, 2022

Added KB Life Partners Co., Ltd. as a second-tier subsidiary

•	December 26, 2022

Added i-Finance Leasing Plc. as a second-tier subsidiary

•	December 26, 2022

Renamed Prudential Life Insurance Company of Korea, Ltd. to KB Life Insurance Co., Ltd.

•	January 1, 2023

Merged KB Life Insurance with and into KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea, Ltd.)

•	June 30, 2023

Withdrew KB Credit Information Co., Ltd. as a first-tier subsidiary and added it as a second-tier subsidiary as it became a subsidiary of KB Kookmin Card Co., Ltd. (a first-tier subsidiary)

•	August 4, 2023

Merged KB Bank Cambodia Plc. with and into PRASAC Microfinance Institution Plc.; renamed the merged entity KB PRASAC BANK PLC. and converted it into a commercial bank

•	October 5, 2023

Transferred KB Golden Life Care Co., Ltd. from being a subsidiary of KB Insurance Co., Ltd. to a subsidiary of KB Life Insurance Co., Ltd.

•	December 13, 2023

Added Teamwink Inc. as a second-tier subsidiary (renamed to KBFintech Co., Ltd. on October 14, 2024)

•	June 3, 2024

Added KB Fund Partners as a second-tier subsidiary following the split-off of KB Kookmin Bank’s fund services business unit

1.3.	Overview of the Business Group

(As of December 31, 2024)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	-	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries(1)	PT Bank KB Bukopin Tbk	Kookmin Bank	Listed (Overseas)
	Kookmin Bank (China) Limited	Kookmin Bank	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KB BANK MYANMAR LTD	Kookmin Bank	Not listed (Overseas)
	KB PRASAC BANK	Kookmin Bank	Not listed (Overseas)
	KB Fund Partners(2)	Kookmin Bank	Not listed
	KBFG Securities America Inc.	KB Securities	Not listed (Overseas)
	KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)
	KB-TS Technology Venture Private Equity Fund	KB Securities	Not listed
	KB-Stonebridge Secondary Private Equity Fund	KB Securities	Not listed
	KB-SPROTT Renewable Private Equity Fund I	KB Securities	Not listed
	KB-SP Private Equity Fund IV	KB Securities	Not listed
	KB-NAU Special Situation Corporate Restructuring Private Equity Fund	KB Securities	Not listed
	U-KB Credit No.1 Private Equity I	KB Securities	Not listed
	KB-SBI Global Strategic Capital Fund(3)	KB Securities	Not listed
	KB FINA JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)
	PT KB Valbury Sekuritas	KB Securities	Not listed (Overseas)
	KB-LB Middle Market Enterprises Innovation Private Equity Fund(4)	KB Securities	Not listed
	KB-IMM New Star Real Estate Private Fund I(5)	KB Securities	Not listed
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB Sonbo Customer & Service	KB Insurance	Not listed
	Leading Insurance Services, Inc	KB Insurance	Not listed (Overseas)
	KBFG Insurance (China) Co., Ltd	KB Insurance	Not listed (Overseas)
	PT. KB Insurance Indonesia	KB Insurance	Not listed (Overseas)

	KB Healthcare Co., Ltd.	KB Insurance	Not listed
	KB Credit Information	KB Kookmin Card	Not listed
	KB Daehan Specialized Bank Plc.	KB Kookmin Card	Not listed (Overseas)
	PT KB Finansia Multi Finance	KB Kookmin Card	Not listed (Overseas)
	KB J Capital Co., Ltd	KB Kookmin Card	Not listed (Overseas)
	KB Life Partners Co., Ltd	KB Life Insurance	Not listed
	KB Golden Life Care Co., Ltd.	KB Life Insurance	Not listed
	KB Asset Management Singapore Pte. Ltd.	KB Asset Management	Not listed (Overseas)
	KBAM Shanghai Advisory Services Co., Ltd.	KB Asset Management	Not listed (Overseas)
	PT KB Valbury Asset Management(6)	KB Asset Management	Not listed (Overseas)
	KB Co-Investment 1st Private Equity Fund	KB Asset Management	Not listed
	KB Mezzanine Capital 4th Private Equity Fund	KB Asset Management	Not listed
	KB KOLAO LEASING Co., Ltd	KB Capital	Not listed (Overseas)
	PT. Sunindo Kookmin Best Finance	KB Capital	Not listed (Overseas)
	KBFintech Inc. (7)	KB Capital	Not listed
	KoFC Value-up PEF	KB Investment	Not listed
	FineKB Private Equity Fund No.1	KB Investment	Not listed
	KB Bio Global Expansion Private Equity Fund No.1	KB Investment	Not listed
	KB-Badgers Future Mobility ESG Fund I	KB Investment	Not listed
	FineKB Private Equity Fund No.2	KB Investment	Not listed
	PT KB Data Systems Indonesia	KB Data Systems	Not listed (Overseas)

3rd Tier Subsidiaries	PT Bukopin Finance	PT Bank KB Bukopin Tbk.	Not listed (Overseas)
	PT Bank Syariah Bukopin	PT Bank KB Bukopin Tbk.	Not listed (Overseas)
	Mangrove Master Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)
	Mangrove Feeder Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)

Notes: (1)	i-Finance Leasing Plc was removed from the list of subsidiaries due to its merger with KB Daehan Specialized Bank Plc on December 19, 2024.

(2)	Established on June 3, 2024 as a subsidiary of Kookmin Bank through a split off of Kookmin Bank’s fund service business.

(3)	Established on March 4, 2024 as a subsidiary of KB Securities.

(4)	Established on July 9, 2024 as a subsidiary of KB Securities.

(5)	Established on November 13, 2024, and became a subsidiary of KB Securities on December 3, 2024.

(6)	KB Asset Management acquired PT KB Valbury Capital Management from KB Securities on February 1, 2024, and subsequently incorporated it as a subsidiary.

(7)	Renamed to KBFintech from Teamwink Inc.on October 14, 2024.

1.4.	Capital Structure

1.4.1.	Common Shares

Changes in Capital

(As of December 31, 2024)					(Unit: Won, shares)
Date	Type	Number of Shares Issued or Cancelled	Par Value	Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	% increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	% increase in number of common shares: 8.22045%
December 12, 2019	Common Stock	2,303,617	5,000	—	Share Cancellation(1)
February 14, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
August 1, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
April 4, 2023	Common Stock	5,385,996	5,000	—	Share Cancellation(1)
August 14, 2024	Common Stock	9,982,649	5,000	—	Share Cancellation(1)

Note: (1)

The cancelled shares constituted treasury shares acquired pursuant to a resolution of the board of directors of the Company within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

Number of Shares

(As of December 31, 2024)				(Unit: shares)
	Type
	Common Shares	Preferred Shares	Total	Remarks
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000	As specified in the Articles of Incorporation
Total Shares Issued (A)	418,111,537	—	418,111,537	—
Decrease in Number of Shares (B)	24,583,114	—	24,583,114	—
1. Capital Reduction	—	—	—	—
2. Cancellation	24,583,114	—	24,583,114	Cancellation of Treasury Shares
3. Redemption	—	—	—	—
4. Other	—	—	—	—
Shares Issued as of December 31, 2024 (C=A-B)	393,528,423	—	393,528,423	—
Treasury Shares (D)	19,927,704	—	19,927,704	—
Shares Outstanding (C-D)	373,600,719	—	373,600,719	—
Treasury Share Holding Ratio	5.06%		5.06%

Notes: (1)

On July 25, 2023, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company entered into a trust agreement with Samsung Securities Co., Ltd. for the acquisition of Won 300 billion worth of treasury shares between August 1, 2023, and July 31, 2024, and accordingly acquired a total of 5,584,514 treasury shares. The Company designated August 14, 2024, as the cancellation date and canceled all of the acquired treasury shares on such date. The canceled shares were within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital, while the total number of issued shares decreased.

(2)

On February 7, 2024, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company entered into a trust agreement with Samsung Securities Co., Ltd. for the acquisition of Won 320 billion worth of treasury shares between February 8, 2024, and August 7, 2024, and accordingly acquired a total of 4,398,135 treasury shares. The Company designated August 14, 2024, as the cancellation date and canceled all of the acquired treasury shares on such date. The canceled shares were within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital, while the total number of issued shares decreased.

(3)

On July 24, 2024, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company entered into a trust agreement with Samsung Securities Co., Ltd. for the acquisition of Won 400 billion worth of treasury shares between August 26, 2024, and March 4, 2025, and has completed such acquisition, acquiring a total of 4,575,874 treasury shares. The Company plans to cancel all of the acquired treasury shares.

(4)

On October 23, 2024, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company entered into a trust agreement with Samsung Securities Co., Ltd. for the acquisition of Won 100 billion worth of treasury shares between November 1, 2024, and April 30, 2025, and has completed such acquisition, acquiring a total of 1,089,097 treasury shares. The Company plans to cancel all of the acquired treasury shares.

1.4.2. Voting Rights

(As of December 31, 2024)			(Unit: shares)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	393,528,423	—
	Preferred shares	—	—
Shares without voting rights	Common shares	19,927,704	Treasury shares
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	373,600,719	—
	Preferred shares	—	—

Notes: (1)

On July 25, 2023, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on August 1, 2023, and completed such acquisition on December 5, 2023, acquiring a total of 5,584,514 treasury shares. The Company completed the cancellation of the acquired treasury shares on August 14, 2024. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on July 31, 2024.

(2)

On February 7, 2024, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on February 8, 2024, and completed such acquisition on May 31, 2024, acquiring a total of 4,398,135 treasury shares. The Company completed the cancellation of the acquired treasury shares on August 14, 2024. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on August 7, 2024.

(3)

On July 23, 2024, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on August 27, 2024, and completed such acquisition on November 5, 2024, acquiring a total of 4,575,874 treasury shares. The cancellation process is expected to proceed upon the termination of the trust agreement on March 4, 2025. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 4, 2025.

(4)

On October 24, 2024, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on November 29, 2024, and completed such acquisition on December 17, 2024, acquiring a total of 1,089,097 treasury shares. The trust agreement is scheduled to terminate on April 30, 2025, after which the cancellation process will begin.

(4)

On February 5, 2025, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on February 6, 2025, and is currently in the process of acquiring such shares. The cancellation process is expected to begin upon completion of the acquisition.

1.5.	Dividends

On October 24, 2024, KB Financial Group disclosed a detailed plan to enhance corporate value titled “KB Financial Group’s Sustainable Value-up Plan,” which includes information on shareholder returns and dividends. The key details of the plan are as outlined below (the full version of the plan can be accessed on KB Financial Group’s website at www.kbfg.com).

The Company’s goal is to maintain a target ROE of 10% or above, as it strives to improve profitability by enhancing its RoRWA, thereby strengthening its intrinsic corporate value.

The Company also seeks to maintain a target CET1 ratio of 13% or above. It aims to carefully manage its RWA growth rate by taking capital efficiency and profitability into consideration with the goal of maintaining a CET1 ratio in the range of mid-13% throughout the year.

The Company plans to execute its shareholder return policy in two phases. In the first phase, it will aim to utilize the capital in such amount that is equivalent to the amount exceeding 13% of its CET1 ratio as of the end of the previous year for the payment of shareholder returns in the following year. These returns will be supported through quarterly cash dividends (equitably distributed on a total annual basis) and through share buybacks and cancellations. In the second phase, the Company will aim to utilize the capital in such amount that is equivalent to the amount exceeding 13.5% of its CET1 ratio in the second half of the year to pay for additional shareholder returns. These returns, which will be made based on profits accumulated throughout the year, will be executed through share buybacks and cancellations.

These goals and expectations are subject to adjustments based on economic uncertainties, regulatory considerations, capital ratio projections, and the Company’s strategic objectives, including potential inorganic growth opportunities.

According to the Company’s Articles of Incorporation, the amount of its annual dividends are determined through a meeting of shareholders, while the amount of its quarterly dividends are determined through a resolution of the Board of Directors. While the Articles of Incorporation allows the record date for annual dividends to be set after the amount of such dividends has been determined, it currently does not allow the record dates for quarterly dividends to be set after the amounts of such dividends have been determined. The Company plans to amend its Articles of Incorporation to allow the record dates for quarterly dividends to be set after the amounts of such dividends have been determined, in order to increase the predictability of dividends to investors.

1.5.1. Dividend Confirmation and Record Date Schedule

Items	Fiscal Year-End	Dividend Payment Status	Dividend Amount Confirmation Date	Record Date	Remarks
Annual Dividend	December 2022	Yes	February 7, 2023	December 31, 2022	Separate from quarterly dividends
	December 2023	Yes	February 7, 2024	February 29, 2024	Separate from quarterly dividends
	December 2024	Yes	February 5, 2025	February 28, 2025	Quarterly cash dividends to be distributed in equal amounts based on the total dividend amount

Notes:

The dividend amount confirmation dates refer to the disclosure dates of such dividend amounts following resolutions of the Board of Directors. The 2024 annual dividend is subject to change based on the approval process at the Annual General Meeting of Shareholders.

1.5.2. Key Dividend Indicators

(Unit: in millions of Won, except per share amounts and percentages)

Items		January 1, 2024 to December 31, 2024(1)	January 1, 2023 to December 31, 2023(2)	January 1, 2022 to December 31, 2022(3)
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		5,078,221	4,631,932	4,394,830
(Consolidated) Earnings per share (Won)		13,407	11,580	10,955
Total cash dividends		1,198,257	1,173,937	1,149,421
Total stock dividends		—	—	—
(Consolidated) Cash dividend payout ratio (%)		23.6	25.3	26.0
Cash dividend yield (%)	Common shares	3.5	4.9	5.8
	—	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common shares	3,174	3,060	2,950
	—	—	—
Stock dividend per share	Common shares	—	—
	—	—	—

Notes:	(1)

Includes a quarterly dividend amount of Won 300,087 million (Won 784 per common share) in the first quarter of fiscal year 2024, a quarterly dividend amount of Won 299,999 million (Won 791 per common share) in the second quarter of fiscal year 2024, and a quarterly dividend amount of Won 299,886 million (Won 795 per common share) in the third quarter of fiscal year 2024, and an expected annual dividend amount of Won 298,285 million (Won 804 per common share).

(2)

Includes a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the first quarter of fiscal year 2023, a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the second quarter of fiscal year 2023, a quarterly dividend amount of Won 194,998 million (Won 510 per common share) in the third quarter of fiscal year 2023, and an annual dividend amount of Won 587,006 million (Won 1,530 per common share).

(3)

Includes a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the first quarter of fiscal year 2022, a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the second quarter of fiscal year 2022, a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the third quarter of fiscal year 2022, and an annual dividend amount of Won 564,970 million (Won 1,450 per common share).

1.6.	Amendments to the Articles of Incorporation

The Company’s Articles of Incorporation was last amended on March 24, 2023, and a proposal for further amendments is expected to be included in the agenda for the 17th Annual General Meeting of Shareholders.

Date	Shareholder meeting through which the amendments were approved and ratified	Major changes	Notes
March 24, 2023	Annual General Meeting of Shareholders for Fiscal Year 2022	Establishment of: (i) the basis for determining the record date for the payment of dividends through a resolution of the Board of Directors, and (ii) an equal dividend payment policy with respect to shares in the same class, through the amendment of articles 10, 11, 15, 16, 17, 18, 19, 20, 49, 59, and 60	Establishment of the basis for determining the record date for the payment of dividends through a resolution of the Board of Directors

2.	Business

2.1.	Results of Operations

		(Unit: in millions of Won)
	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Net interest income	12,826,714	12,180,860	11,550,888
Interest income	30,491,385	29,142,024	20,787,417
Interest expense	(17,664,671)	(16,961,164)	(9,236,529)
Net fee and commission income	3,849,627	3,673,524	3,514,902
Fee and commission income	5,481,843	5,368,074	5,125,930
Fee and commission expense	(1,632,216)	(1,694,550)	(1,611,028)
Insurance service result	1,649,761	1,446,852	1,341,760
Insurance income	11,456,191	11,005,471	10,099,395
Insurance expense	(9,806,430)	(9,558,619)	(8,757,635)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,012,081	2,163,065	(1,139,818)
Other insurance finance income (expenses)	(437,001)	(572,476)	720,214
Net other operating expenses	(1,873,011)	(2,712,989)	(2,262,123)
General and administrative expenses	(6,938,624)	(6,647,406)	(6,643,654)
Operating profit before provision for credit losses	10,089,547	9,531,430	7,082,169
Provision for credit losses	(2,044,286)	(3,146,409)	(1,847,775)
Net operating profit	8,045,261	6,385,021	5,234,394

Notes: (1) Based on K-IFRS (on a consolidated basis).

(2)

KB Financial Group’s results of operations for the years ended December 31, 2022 and 2023 above have been restated retrospectively to reflect the Financial Supervisory Service’s responses to certain accounting inquiries regarding the application of K-IFRS 1117 (Insurance Contracts).

2.2.	Sources and Uses of Funds

2.2.1. Sources of Funds

								(Unit: in millions of Won)
		For the year ended December 31, 2024			For the year ended December 31, 2023			For the year ended December 31, 2022
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	359,346,604	2.45	48.87	337,478,959	2.53	48.52	333,078,280	1.27	50.66
	Certificate of deposit	11,148,293	3.84	1.52	10,417,992	4.07	1.50	5,511,822	2.35	0.84
	Borrowings	32,774,664	3.47	4.46	32,807,456	3.38	4.72	31,023,810	1.92	4.72
	Call money	1,747,858	3.43	0.24	1,384,033	3.52	0.20	1,314,525	2.02	0.20
	Debentures	58,497,966	3.67	7.96	56,245,329	3.34	8.09	57,909,399	2.40	8.81
	Others	24,034,767	4.09	3.26	21,767,083	4.49	3.13	18,719,665	2.61	2.85

Subtotal		487,550,152	2.78	66.31	460,100,852	2.82	66.16	447,557,501	1.53	68.08

Foreign Currency	Deposits	37,798,747	4.12	5.14	35,675,306	3.97	5.13	34,076,754	2.09	5.18
	Borrowings	18,638,964	4.60	2.54	21,094,988	4.30	3.03	22,970,783	1.90	3.49
	Call money	1,796,999	5.16	0.24	1,348,423	4.76	0.19	1,572,913	1.87	0.24
	Debentures	14,573,073	3.29	1.98	12,884,157	3.31	1.85	11,978,139	2.09	1.82
	Others	1,166,042	4.38	0.16	1,067,253	3.51	0.15	1,685,165	1.46	0.26

Subtotal		73,973,825	4.11	10.06	72,070,127	3.96	10.35	72,283,754	2.01	10.99

Others	Total shareholders’ equity	59,062,845	—	8.03	56,740,649	—	8.16	63,476,844	—	9.66
	Allowances	1,530,852	—	0.21	1,055,315	—	0.15	1,120,303	—	0.17
	Others	113,145,013	—	15.39	105,610,633	—	15.18	73,011,147	—	11.10

Subtotal		173,738,710	—	23.63	163,406,597	—	23.49	137,608,294	—	20.93

Total		735,262,687	—	100.00	695,577,576	—	100.00	657,449,549	—	100.00

Notes: (1) Based on K-IFRS (on a consolidated basis).

(2)

KB Financial Group’s results of operations for the years ended December 31, 2022 and 2023 above have been restated retrospectively to reflect the Financial Supervisory Service’s responses to certain accounting inquiries regarding the application of K-IFRS 1117 (Insurance Contracts).

2.2.2. Uses of Funds

								(Unit: in millions of Won)
		For the year ended December 31, 2024			For the year ended December 31, 2023			For the year ended December 31, 2022
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	15,397,433	0.83	2.09	14,595,696	1.04	2.10	15,623,299	0.65	2.38
	Securities	180,330,525	3.22	24.53	166,163,329	3.27	23.89	144,081,223	1.35	21.92
	Loans	390,097,807	4.67	53.06	369,004,854	4.82	53.05	356,593,624	3.56	54.23
	Guarantee payments under payment guarantee	5,835	0.99	—	5,114	0.81	—	6,891	0.19	—
	Call loan	264,716	3.56	0.04	286,735	3.62	0.04	694,196	2.02	0.11
	Private placement corporate bonds	1,127,090	5.79	0.15	1,161,338	3.08	0.17	649,861	3.43	0.10
	Credit cards	23,320,536	8.12	3.17	22,738,818	7.95	3.27	22,069,290	6.94	3.36
	Others	3,829,387	17.76	0.53	3,235,831	18.40	0.47	4,418,943	9.49	0.67
	Allowance	(4,193,334)	—	(0.57)	(3,559,486)	—	(0.51)	(2,802,277)	—	(0.43)

Subtotal		610,179,995	4.39	83.00	573,632,229	4.51	82.48	541,335,050	3.09	82.34

Foreign Currency	Due from banks	9,494,397	2.92	1.29	8,868,559	2.39	1.27	9,176,064	0.76	1.40
	Securities	23,085,246	5.60	3.14	22,373,470	4.81	3.22	18,202,648	2.04	2.77
	Loans	37,007,504	7.60	5.03	36,723,273	7.48	5.28	37,059,183	5.35	5.63
	Call loan	6,018,342	5.33	0.82	6,393,291	5.19	0.92	8,829,592	2.12	1.34
	Bills bought	1,979,563	5.52	0.27	2,047,390	5.58	0.92	2,541,838	2.32	0.39
	Allowance	(1,515,396)	—	(0.21)	(1,319,579)	—	(0.19)	(1,016,326)	—	(0.15)
	Others	2,346,259	—	0.32	2,742,464	—	0.39	2,238,462	—	0.34

Subtotal		78,415,915	6.23	10.66	77,828,868	5.84	11.18	77,031,461	3.50	11.72

Others	Cash	1,576,791	—	0.21	1,681,170	—	0.24	1,831,093	—	0.28
	Fixed assets held for business	9,391,370	—	1.28	8,788,637	—	1.26	7,545,298	—	1.15
	Others	35,698,616	—	4.85	33,646,672	—	4.84	29,706,647	—	4.51

Subtotal		46,666,777	—	6.34	44,116,479	—	6.34	39,083,038	—	5.94

Total		735,262,687	—	100.00	695,577,576	—	100.00	657,449,549	—	100.00

Notes: (1) Based on K-IFRS (on a consolidated basis).

(2)

KB Financial Group’s results of operations for the years ended December 31, 2022 and 2023 above have been restated retrospectively to reflect the Financial Supervisory Service’s responses to certain accounting inquiries regarding the application of K-IFRS 1117 (Insurance Contracts).

2.3. Other Information to Consider in Making an Investment Decision

2.3.1. Capital Adequacy

KB Financial Group		(Unit: in billions of Won, except percentages)
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Total capital (A)	46,849	53,744	48,970
Risk-weighted assets (B)	345,981	321,319	302,984
BIS ratio (A/B)	16.43%	16.73%	16.16%

Notes:	(1) Calculated in accordance with Basel III.

(2)

KB Real Estate Trust Co., Ltd. is currently reviewing the details for reflecting certain of its land trust agreements in its risk-weighted assets and provisions. As such, these adjustments have not been reflected as of December 31, 2024,

Kookmin Bank		(Unit: in billions of Won, except percentages)
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Total capital (A)	40,574	39,040	36,233
Risk-weighted assets (B)	234,436	215,962	207,558
BIS ratio (A/B)	17.31%	18.08%	17.46%

Notes:	(1) Calculated in accordance with Basel III.

(2)	The figures as of December 31, 2024 are preliminary.

KB Securities Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Net operating capital (A)	5,397	5,058	4,554
Total amount at risk (B)	3,176	2,934	2,655
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,654.45%	1,582.09%	1,414.74%
Capital surplus (A-B)	2,221	2,124	1,899

KB Insurance Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Available capital (A)	11,310	11,669	4,608
Required capital (B)	6,074	5,404	2,684
Capital Adequacy ratio (A/B)(2)	186.19%	215.94%	171.66%

Notes:	(1) The figures as of December 31, 2024 are preliminary.

(2)

Pursuant to the change in capital adequacy system from the Risk-Based Capital (“RBC”) system to the Korean Insurance Capital Standard (“K-ICS”) system in 2023, the capital adequacy ratio as of December 31, 2024 and December 31, 2023 were calculated based on the K-ICS method, whereas the figures as of December 31, 2022 were calculated based on the RBC method.

2.3.2. Overseas Credit Ratings

(As of December 31, 2024)
Rating Company	Moody’s		S&P
Type	Long-term	Short-term	Long-term	Short-term
Credit Rating	A1	P-1	A	A-1

2.3.3. Domestic Credit Ratings

Date of Rating	Type	Credit Rating	Rating Company (Rating Range)
1/27/2022	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D)

1/28/2022	Contingent Convertible Bonds	AA-	NICE Investors Service (AAA ~ D)

4/29/2022	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/2/2022	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/20/2022	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

8/16/2022	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/3/2023	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/23/2023	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

2/28/2024	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

10/18/2024	Debentures	AAA	NICE Investors Service (AAA ~ D)

10/18/2024	Commercial Paper	A1	NICE Investors Service (A1 ~ D)

10/21/2024	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D)

10/21/2024	Commercial Paper	A1	KIS Ratings (A1 ~ D)

11/6/2024	Commercial Paper	A1	Korea Ratings (A1 ~ D)

2.3.4. Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Subsidiary	Date of Retirement	Number of Retired Persons
	January 28, 2019	615
	January 20, 2020	462
	January 30, 2021	800
Kookmin Bank	January 21, 2022	674
	January 18, 2023	713
	January 19, 2024	674
	January 18, 2025	647

2.3.5. Other Factors Affecting the Group’s Financial Condition and Results of Operations

The economic outlook for Korea and its financial services sector in 2025 and for the foreseeable future remains highly uncertain as a result of, among others, (i) volatile conditions in the Korean and global economies and financial markets resulting from interest and exchange rate fluctuations, high levels of inflation as a result of increased tariffs, lower consumer confidence, stock market and real estate market volatility and changes in fiscal and monetary policies, and (ii) adverse conditions in the Korean and global economies and financial markets resulting from geopolitical uncertainties, including as a result of escalations in trade protectionism globally, changes in the global policies of the United States, Russia’s ongoing invasion of Ukraine and its effects on global commodity prices, the ongoing conflicts in the Middle East, accelerating de-globalization trends and a potential economic slowdown or credit-related challenges in China.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1. Consolidated Statements of Financial Position

(Unit: in millions of Won)
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Cash and due from financial institutions	29,869,111	29,836,311	32,474,750
Financial assets at fair value through profit or loss	79,450,093	77,038,267	70,092,497
Derivative financial assets	11,730,767	6,157,628	9,446,580
Loans measured at amortized cost	472,071,840	444,805,287	433,038,931
Financial investments	131,009,464	122,199,529	115,452,659
Investments in associates and joint ventures	947,390	722,222	682,669
Insurance assets	276,191	229,640	83,304
Reinsurance assets	1,497,147	1,642,432	1,484,622
Property and equipment	5,390,015	4,945,699	4,991,467
Investment property	3,759,176	4,109,784	3,148,340
Intangible assets	1,966,684	1,950,858	1,858,470
Net defined benefit assets	258,500	374,090	478,934
Current income tax assets	339,855	244,317	204,690
Deferred income tax assets	278,824	274,225	188,372
Assets held for sale	136,838	208,230	211,758
Other assets	18,863,637	20,986,897	14,815,439

Total assets	757,845,532	715,725,416	688,653,482

Financial liabilities at fair value through profit or loss	10,720,231	10,920,435	12,271,604
Derivative financial liabilities	11,783,494	6,210,639	9,509,769
Deposits	435,687,897	406,512,434	393,928,904
Borrowings	68,077,012	69,583,561	71,717,366
Debentures	76,171,257	69,176,668	68,698,203
Insurance contract liabilities	55,863,701	50,617,990	46,372,434
Reinsurance contract liabilities	56,266	36,030	31,728
Provisions	927,632	1,444,418	933,701
Net defined benefit liabilities	100,187	81,869	85,745
Current income tax liabilities	530,720	145,335	998,681
Deferred income tax liabilities	1,682,292	2,094,912	1,452,057
Other liabilities	36,429,662	40,264,935	28,850,033

Total liabilities	698,030,351	657,089,226	634,850,225

	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Equity attributable to shareholders of the parent company	57,888,952	56,692,684	52,523,155
Share capital	2,090,558	2,090,558	2,090,558
Hybrid securities	5,082,578	5,032,803	4,434,251
Capital surplus	16,646,734	16,647,916	16,940,731
Accumulated other comprehensive income	496,922	2,152,644	1,002,881
Retained earnings	34,808,220	31,934,600	28,890,922
Treasury shares	(1,236,060)	(1,165,837)	(836,188)
Non-controlling interests	1,926,229	1,943,506	1,280,102

Total equity	59,815,181	58,636,190	53,803,257

Total liabilities and equity	757,845,532	715,725,416	688,653,482

Number of companies included as a consolidated entity	347	371	380

Notes: (1)

The consolidated financial information for the year ended December 31, 2024 is expected to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

(2)

The figures as of December 31, 2022 and 2023 above have been restated retrospectively to reflect the Financial Supervisory Service’s responses to certain accounting inquiries regarding the application of K-IFRS 1117 (Insurance Contracts).

3.1.2. Consolidated Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Net interest income	12,826,714	12,180,860	11,550,888
Interest income	30,491,385	29,142,024	20,787,417
Interest income from financial instruments at fair value through other comprehensive income and amortized cost	29,001,556	27,705,759	19,841,175
Interest income from financial instruments at fair value through profit or loss	1,458,512	1,415,366	929,735
Insurance finance interest income	31,317	20,899	16,507
Interest expense	(17,664,671)	(16,961,164)	(9,236,529)
Interest expense	(16,186,914)	(15,426,706)	(7,776,631)
Insurance finance interest expense	(1,477,757)	(1,534,458)	(1,459,898)
Net fee and commission income	3,849,627	3,673,524	3,514,902
Fee and commission income	5,481,843	5,368,074	5,125,930
Fee and commission expense	(1,632,216)	(1,694,550)	(1,611,028)
Insurance service result	1,649,761	1,446,852	1,341,760
Insurance income	11,456,191	11,005,471	10,099,395
Insurance income	11,017,155	10,322,356	9,577,005
Reinsurance income	439,036	683,115	522,390
Insurance expense	(9,806,430)	(9,558,619)	(8,757,635)
Insurance service expense	(8,884,168)	(8,720,568)	(7,981,780)
Reinsurance expense	(922,262)	(838,051)	(775,855)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,012,081	2,163,065	(1,139,818)
Other insurance finance income (expenses) from contract held	(437,001)	(572,476)	720,214
Net other operating expenses	(1,873,011)	(2,712,989)	(2,262,123)
General and administrative expenses	(6,938,624)	(6,647,406)	(6,643,654)
Operating income before provision for credit losses	10,089,547	9,531,430	7,082,169
Provision for credit losses	(2,044,286)	(3,146,409)	(1,847,775)
Net operating income	8,045,261	6,385,021	5,234,394
Net non-operating income (expenses)	(1,060,014)	(264,870)	160,569
Share of profit (loss) of associates and joint ventures	(16,884)	33,110	(28,755)
Net other non-operating income (expenses)	(1,043,130)	(297,980)	189,324
Profit before income tax expense	6,985,247	6,120,151	5,394,963
Income tax expense	(1,956,641)	(1,593,817)	(1,504,061)
Profit for the period	5,028,606	4,526,334	3,890,902
Other comprehensive income (loss) for the period, net of tax	(1,622,712)	1,171,144	7,100
Items that will not be reclassified to profit or loss:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Remeasurements of net defined benefit liabilities	(85,375)	(72,170)	239,701
Share of other comprehensive income (loss) of associates and joint ventures	0	(2)	183
Gains (losses) on equity securities at fair value through other comprehensive income	(254,864)	69,605	(932,058)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk	(5,514)	(52,863)	38,855
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	582,872	317	165,568
Gains (losses) on debt securities at fair value through other comprehensive income	1,468,299	3,304,471	(5,342,895)
Share of other comprehensive income (loss) of associates and joint ventures	165	26	(545)
Gains on cash flow hedging instruments	34,741	53,923	26,168
Losses on hedging instruments of net investments in foreign operations	(186,708)	(14,659)	(79,085)
Insurance finance income (expenses)	(3,176,328)	(2,117,504)	5,891,208
Total comprehensive income for the period	3,405,894	5,697,478	3,898,002
Profit attributable to:
Shareholders of the parent company	5,078,221	4,594,835	4,112,493
Non-controlling interests	(49,615)	(68,501)	(221,591)
Total comprehensive income for the period attributable to:
Shareholders of the parent company	3,419,852	5,772,352	4,106,054
Non-controlling interests	(13,958)	(74,874)	(208,052)
Earnings per share
Basic earnings per share (Won)	12,880	11,483	10,230
Diluted earnings per share (Won)	12,726	11,218	9,998

Notes: (1)

The consolidated financial information for the year ended December 31, 2024 is expected to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

(2)

The figures for the year ended December 31, 2022 and 2023 above have been restated retrospectively to reflect the Financial Supervisory Service’s responses to certain accounting inquiries regarding the application of K-IFRS 1117 (Insurance Contracts).

3.2.	Separate Financial Information

3.2.1. Separate Statements of Financial Position

(Unit: in millions of Won)
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Cash and due from financial institutions	398,391	256,337	351,056
Financial assets at fair value through profit or loss	1,243,471	1,376,423	1,522,314
Loans measured at amortized cost	359,054	608,286	522,326
Investments in subsidiaries	26,867,817	26,717,817	26,741,438
Property and equipment	2,800	3,080	3,552
Intangible assets	14,497	15,954	16,752
Net defined benefit assets	2,902	3,694	4,288
Deferred income tax assets	5,257	4,492	19,904
Other assets	912,634	542,815	1,272,197

Total assets	29,806,823	29,528,898	30,453,827

Borrowings	965,000	100,000	0
Debentures	2,962,032	3,871,820	4,956,949
Current income tax liabilities	502,705	104,299	926,573
Other liabilities	388,528	410,704	338,489

Total liabilities	4,818,265	4,486,823	6,222,011

Share capital	2,090,558	2,090,558	2,090,558
Hybrid securities	5,082,359	5,032,518	4,433,981
Capital surplus	14,754,475	14,754,747	14,754,747
Accumulated other comprehensive loss	(8,316)	(6,809)	(5,847)
Retained earnings	4,305,542	4,336,898	3,794,565
Treasury Shares	(1,236,060)	(1,165,837)	(836,188)

Total equity	24,988,558	25,042,075	24,231,816

Total liabilities and equity	29,806,823	29,528,898	30,453,827

Note:

The separate financial information for the year ended December 31, 2024 is expected to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

3.2.2. Separate Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Net interest expense	(62,371)	(64,853)	(92,951)
Interest income	38,702	35,127	19,402
Interest income from financial instruments at amortized cost	35,860	31,932	16,525
Interest income from financial instruments at fair value through profit or loss	2,842	3,195	2,877
Interest expense	(101,073)	(99,980)	(112,353)
Net fee and commission expense	(7,247)	(10,387)	(8,686)
Fee and commission income	2,213	2,585	3,399
Fee and commission expense	(9,460)	(12,972)	(12,085)
Net gains (losses) on financial assets at fair value through profit or loss	91,892	108,399	(11,794)
Net other operating income	2,243,253	2,192,385	1,871,224
General and administrative expenses	(95,655)	(92,603)	(89,149)
Operating profit before provision for credit losses	2,169,872	2,132,941	1,668,644
Reversal of (provision for) credit losses	773	(546)	(303)
Operating profit	2,170,645	2,132,395	1,668,341
Net non-operating income	10	4,606	908
Profit before income tax	2,170,655	2,137,001	1,669,249
Income tax income (expense)	(58)	(15,757)	15,263
Profit for the year	2,170,597	2,121,244	1,684,512
Other comprehensive income (loss) for the year, net of tax	(1,507)	(962)	2,483
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	(1,507)	(962)	2,483

Total comprehensive income for the year	2,169,090	2,120,282	1,686,995

Earnings per share
Basic earnings per share (Won)	5,203	5,042	3,999
Diluted earnings per share (Won)	5,142	4,929	3,912

Note:

The separate financial information for the year ended December 31, 2024 is expected to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

3.3.	Other Selected Financial Data

3.3.1. Won-denominated Liquidity Ratio

	(Unit: in millions of Won, except percentages)
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Current assets in Won (A)	592,591	656,555	959,935
Current liabilities in Won (B)	383,862	255,693	592,727
Liquidity ratio (A/B)	154.38%	256.77%	161.95%

Notes: (1)	Based on K-IFRS (on a separate basis).
(2)	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2. Profitability Ratios

			(Unit: %)
	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Net income as a percentage of average total assets (ROA)	0.68	0.64	0.57
Net income as a percentage of average shareholders’ equity (ROE)	8.85	8.32	8.10

Note:	Based on K-IFRS (on a consolidated basis).

3.3.3. 20 Largest Exposures of Kookmin Bank by Borrower (As of December 31, 2024)

(Unit: in billions of Won)
Company	Credit Extended
Samsung Electronics Co., Ltd.	1,942
HD Hyundai Heavy Industries Co., Ltd.	1,552
KB Kookmin Card Co., Ltd.	1,414
E-MART Inc.	1,380
Samsung Heavy Industries Co., Ltd.	1,318
LG Display Co., Ltd.	1,311
Construction Guarantee	1,298
SK on Co., Ltd.	1,200
Hanwha Solutions Corporation	1,108
Samsung SDI Co., Ltd.	962
Strada Holdco L.P.	917
SK Innovation Co., Ltd.	786
LG Energy Solution Ltd.	779
POSCO International Corporation	769
Hyundai Samho Heavy Industries Co., Ltd.	767
SK Inc.	756
NH-Amundi Asset Management Co., Ltd.	718
S-OIL Corporation	702
Lotte Shopping Co., Ltd.	693
GS Caltex Corporation	691

Total	21,063

3.3.4. 10 Largest Exposures of Kookmin Bank by Chaebol Group (As of December 31, 2024)

(Unit: in billions of Won)
Group	Credit Extended
Samsung	5,904
SK	5,719
Hanwha	4,103
Hyundai Motor	4,054
HD Hyundai (former Hyundai Heavy Industries)	3,899
Lotte	3,712
LG	3,505
Shinsegae	1,935
GS	1,846
POSCO	1,773

Total	36,451

3.3.5. Kookmin Bank’s Loan Concentration by Industry (As of December 31, 2024)

(Unit: in billions of Won, except percentages)
Industry	Total Credit	Percentage of Total Credit
Manufacturing	60,138	26.4
Construction	4,739	2.1
Real estate activities	58,704	25.8
Wholesale and retail trade	31,307	13.8
Accommodation and food service activities	11,519	5.1
Financial activities	10,176	4.5
Others	51,073	22.4

Total	227,655	100.0

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank (As of December 31, 2024)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Real estate activities	206.4	66.9
Borrower B	Construction	37.6	36.5
Borrower C	Real estate activities	32.3	5.8
Borrower D	Real estate activities	23.5	8.9
Borrower E	Wholesale and retail trade	20.0	13.0
Borrower F	Manufacturing	16.4	4.1
Borrower G	Real estate activities	15.9	10.5
Borrower H	Real estate activities	15.6	0.2
Borrower I	Manufacturing	14.5	2.8
Borrower J	Construction	14.5	13.7
Borrower K	Human health and social work activities	12.8	2.1
Borrower L	Real estate activities	11.0	1.7
Borrower M	Manufacturing	10.8	10.3
Borrower N	Real estate activities	9.7	0.8
Borrower O	Manufacturing	8.1	2.4
Borrower P	Construction	7.2	7.2
Borrower Q	Wholesale and retail trade	6.8	3.8
Borrower R	Wholesale and retail trade	6.7	0.7
Borrower S	Manufacturing	6.5	4.0
Borrower T	Real estate activities	6.3	0.6

-	-	482.7	196.0

3.4.	Other Financial Information

The Company’s audited consolidated and separate financial statements are available on its website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Agreed Per Contract(1)		Actual(2)
			Compensation(3)	Estimated Hours	Compensation(3)	Accrued Hours
January 1 to December 31, 2024	Samil Pricewaterhouse Coopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,296	10,970	1,296	10,136
January 1 to December 31, 2023	Samil Pricewaterhouse Coopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,264	11,675	1,264	11,309
January 1 to December 31, 2022	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,291	11,364	1,291	11,028

Notes:	(1)	Total compensation and estimated hours are established at the time of the execution of the audit and review services contract.
	(2)	Actual compensation and hours are accrued from January 1 of each applicable year to the date of the audit or review report issued during such year.
	(3)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation(1)
January 1 to December 31, 2024	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2024 to April 30, 2025	804
January 1 to December 31, 2023	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2023 to April 30, 2024	784
January 1 to December 31, 2022	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2022 to April 30, 2023	697

Note:	(1) Total compensation (excluding value-added taxes) is established at the time of the execution of the audit and review services contract.

4.3.	Change in Auditor

Following the end of KPMG Samjong Accounting Corp.’s designated period as the Company’s external auditor, the Company selected Samil PricewaterhouseCoopers to be its new external auditor for the fiscal years ending December 31, 2023, 2024 and 2025, in accordance with the criteria and processes set forth by relevant laws and regulations. As such, the external auditor for the Company and its subsidiaries for the fiscal year ended December 31, 2024 continued to be Samil PricewaterhouseCoopers.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of December 31, 2024, our board of directors consisted of nine directors, comprising one executive director, one non-standing director (who resigned on December 31, 2024) and seven non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation and Compensation Committee;

•	ESG Committee;

•	Non-Executive Director Nominating Committee;

•	Chairman Nominating Committee;

•	Subsidiaries’ Representative Director Nominating Committee; and

•	Audit Committee Member Nominating Committee (ad hoc committee).

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The Audit Committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

The following table shows a list of audit committee requirements under Articles 415-2 and 542-11 of the Commercial Act and how we fulfill each requirement as of December 31, 2024.

The Commercial Act Requirements	KB Financial Group

The Audit Committee must consist of three or more directors.	We have four Audit Committee members.

At least two-thirds of the Audit Committee members must be non-executive directors.	All four Audit Committee members, including the chairman of the committee, are non-executive directors.
The chairman of the Audit Committee must be a non-executive director.

At least one Audit Committee member must be an accounting or financial expert.	Two Audit Committee members (Whajoon Cho, Gyutaeg Oh) are accounting or financial experts.

5.3.	Compensation to Directors

5.3.1. Total Amount of Compensation Approved at the Annual General Meeting of Shareholders

(Unit: in millions of Won)
	Total number of persons(1)	Total compensation approved at shareholders’ meeting(2)	Notes
Registered Directors (Non-executive directors)	9 (7)	3,000	—

Notes: (1)	Represents the total number of applicable persons as of December 31, 2024.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term performance-based stock grants.

5.3.2. Total Amount of Compensation Paid

(As of December 31, 2024)		(Unit: in millions of Won)
Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
9	2,526	280	—

Notes: (1)	Represents the total number of applicable persons as of December 31, 2024.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2024.
(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
(4)	Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2024, divided by (ii) the number of applicable persons for the applicable reporting period.

5.3.3. Compensation Breakdown

(As of December 31, 2024)			(Unit: in millions of Won)
	Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
Registered Directors (excluding non-executive directors and Audit Committee members)	2	1,848	922	—
Non-executive Directors (excluding Audit Committee members)	3	283	94	—
Audit Committee members	4	395	98	—
Internal Auditor	—	—	—	—

Notes: (1)	Represents the total number of applicable persons as of December 31, 2024.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2024.
(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
(4)	Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2024, divided by (ii) the number of applicable persons for the applicable reporting period.

5.4.	Top 5 Highest-Paid Individuals

5.4.1 Compensation exceeding Won 500 million – Individual basis

(As of December 31, 2024)			(Unit: in millions of Won)
Name	Position	Total Amount	Deferred Compensation(1)
Jong Hee Yang	Chairman & CEO	1,848

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 3,079 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 3,945 shares.

-  Long-term performance-based payment (18,516 shares per year), the amount of which will be finalized at a future date pursuant to a performance evaluation over a three-year period from November 21, 2023 to November 20, 2026.

Scott Y.H. Seo	Senior Executive Vice President	792

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 1,796 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 4,881 shares.

Bong Joong Kwon	Senior Managing Director	605

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 1,845 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 1,239 shares.

Sang Duk Kim	General Manager	509

Cheal Soo Choi	Senior Executive Vice President	504	- Deferred short-term performance-based payment, the amount of which corresponds to a total of 1,515 shares.

Note: (1)	The actual payment amount will be finalized based on the market value of our shares at the time of payment.

5.4.2 Calculation criteria and method of compensation

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method
Jong Hee Yang	Earned income	Salary	900

-  A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined by a resolution of the Evaluation and Compensation Committee within the limit of the total amount of compensation approved at the shareholders’ meeting. (This amount includes allowances for business expenses of Won 400 million.)

		Bonus	948

-  The bonus paid in 2024 consisted of Won 473 million in short-term performance-based compensation and Won 476 million in long-term performance-based compensation.

-  The short-term performance-based compensation consisted of the following: (i) for the period prior to his appointment as the Chairman and CEO (from January 1, 2023 to November 20, 2023), Won 198 million paid as an upfront lump sum payment, Won 72 million (831 shares) as the first installment of deferred payments for the same period, Won 89 million (1,018 shares) as the second installment of deferred payments for 2022, and Won 76 million (869 shares) as the third installment of deferred payments for 2021, and (ii) for the period after his appointment as the Chairman and CEO (from November 21, 2023 to December 31, 2023), Won 21 million paid as an upfront lump sum payment and Won 17 million (198 shares) as the first installment of deferred payments for the same period.

-  The short-term performance evaluation criteria for the period after his appointment as the Chairman and CEO consisted of both quantitative indicators (e.g., ROE, total operating income, net profit from non-banking businesses, comprehensive NPL ratio, RoRWA, Tier 1 ratio and C/I ratio), as well as qualitative indicators (e.g., improving the core competitiveness and recovery resilience of the Group, expanding global and new growth drivers, innovating financial platforms, leading sustainable management through improvements to asset quality, ESG, and internal controls, and fostering an open and creative group culture). The amount of the short-term incentive payment was determined based on a comprehensive evaluation by the Evaluation and Compensation Committee and was within a range of 0%-100% of the base salary.

-  With respect to quantitative indicators, the Group’s net profit for 2023 was Won 4,631.9 billion, with key achievements including maintaining capital adequacy and effectively managing cost efficiency, which were considered as major performance factors.

-  The short-term performance evaluation criteria for the period prior to his appointment as the Chairman and CEO consisted of quantitative indicators linked to his role as Vice Chairman, covering the retail, wealth management/pension, and SME divisions, as well as qualitative indicators linked to key management objectives. The major achievements that were considered included (i) surpassing 12 million monthly active users (MAU) on the Group’s main platform (Star Banking), (ii) strengthening the Group’s market position in the retirement pension sector and (iii) expanding the wealth management customer base. The amount of the incentive payment was determined based on the achievement level of each task and was within a range of 0%-120% of the base salary.

-  The long-term performance-based compensation consisted of Won 209 million (3,954 shares) paid as an upfront lump sum payment for the period prior to his appointment as the Chairman and CEO (from January 1, 2023 to November 20, 2023), Won 77 million (878 shares) as the first installment of deferred payments for the same period, and Won 190 million (2,185 shares) as the second installment of deferred payments for the period from 2021 to 2022.

- The long-term performance evaluation criteria consisted of relative total shareholder return (relative TSR), the Group’s performance, and individual performance results. The amount of the long-term incentive payment was determined based on the achievement level of each indicator and was within a range of 0%-100% of the base salary.

-  With respect to the long-term performance evaluation, the relative total shareholder return was calculated based on changes in the Group’s share price relative to the average share price of its competitors during the evaluation period, while the Group’s performance and individual performance results were determined based on the arithmetic average of annual performance evaluations.

		Stock options	—	- Not applicable

		Other earned income	—	- Not applicable

	Retirement income		—	- Not applicable

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method

	Other income		—	- Not applicable

Scott Y.H. Seo	Earned income	Salary	280

-  A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined based on his position and responsibilities pursuant to our internal policy regarding executive officers.

		Bonus	419

-  The bonus paid in 2024 consisted of Won 248 million in short-term performance-based compensation and Won 172 million in long-term performance-based compensation.

-  The short-term performance-based compensation consisted of Won 144 million paid as an upfront lump sum payment for 2023, Won 51 million (584 shares) as the second installment of deferred payments for 2022, and Won 53 million (606 shares) as the first installment of deferred payments for 2023.

-  The short-term performance evaluation criteria for 2023 consisted of qualitative indicators linked to key management objectives in his role as Chief Financial Officer, which were comprehensively reviewed by the Evaluation and Compensation Committee. The amount of short-term incentive payment was determined within a range of 0%-120% of the base salary.

-  Key achievements considered for 2023 included improving the Group’s profitability structure and optimizing the business model to strengthen its position as a leading financial group, enhancing capital management and financial information operations to proactively respond to regulatory changes, executing market-friendly IR and shareholder meeting processes, and establishing a Group-wide internal control framework for accounting, tax, and financial reporting, as well as strengthening subsidiary oversight functions.

-  The long-term performance-based compensation consisted of Won 172 million (3,254 shares) paid as an upfront lump sum payment for the period from 2022 to 2023.

-  The long-term performance evaluation criteria consisted of relative total shareholder return (relative TSR), the Group’s performance, and individual performance results. The amount of the long-term incentive payment was determined based on the achievement level of each indicator and was within a range of 0%-100% of the base salary.

-  With respect to the long-term performance evaluation, the relative total shareholder return was calculated based on changes in the Group’s share price relative to the average share price of its competitors during the evaluation period, while the Group’s performance and individual performance results were determined based on the arithmetic average of annual performance evaluations.

		Stock options	—	- Not applicable

		Other earned income	22	- Welfare benefits

	Retirement income		70

-  Pursuant to the internal policy regarding the retirement benefits of directors, the retirement income was determined to be 1/12 of the officer’s salary at the date of retirement, multiplied by the number of years in office.

	Other income		—	- Not applicable

Bong Joong Kwon	Earned income	Salary	230

-  A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined based on his position and responsibilities pursuant to our internal policy regarding executive officers.

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method

		Bonus	357

-  The bonus paid in 2024 consisted of Won 249 million in short-term performance-based compensation and Won 108 million in long-term performance-based compensation.

-  The short-term performance-based compensation consisted of Won 101 million paid as an upfront lump sum payment for 2023, Won 43 million (495 shares) as the third installment of deferred payments for 2023, Won 50 million (569 shares) as the second installment of deferred payments for 2022 and Won 56 million (637 shares) as the first installment of deferred payments for 2023.

-  The short-term performance evaluation criteria for 2023 consisted of qualitative indicators linked to key management objectives in his role as Head of Investor Relations, which were comprehensively reviewed by the Evaluation and Compensation Committee. The amount of the short-term incentive payment was determined within a range of 0%-120% of the base salary.

-  Key achievements considered for 2023 included executing market-friendly IR and shareholder meeting processes, enhancing market confidence through accurate and transparent disclosures, improving external credit ratings management and supporting management decision-making through timely market feedback.

-  The long-term performance-based compensation consisted of Won 108 million (1,238 shares) paid as the second installment of deferred payments for the period from 2021 to 2022.

-  The long-term performance evaluation criteria consisted of relative total shareholder return (relative TSR), the Group’s performance, and individual performance results. The amount of the long-term incentive payment was determined based on the achievement level of each indicator and was within a range of 0%-100% of the base salary.

-  With respect to the long-term performance evaluation, the relative total shareholder return was calculated based on changes in the Group’s share price relative to the average share price of its competitors during the evaluation period, while the Group’s performance and individual performance results were determined based on the arithmetic average of annual performance evaluations.

		Stock options	—	- Not applicable

		Other earned income	18	- Welfare benefits

	Retirement income		—

-  Pursuant to the internal policy regarding the retirement benefits of directors, the retirement income was determined to be 1/12 of the officer’s salary at the date of retirement, multiplied by the number of years in office.

	Other income		—	- Not applicable

Sang Duk Kim	Earned income	Salary	120	- Amount paid on each monthly salary payment date

		Bonus	97	- 2024 performance-based compensation and unused annual leave compensation

		Stock options	—	- Not applicable

		Other earned income	11	- Welfare benefits

	Retirement income		281	- Basic severance payment determined pursuant to relevant regulations and internal policies regarding retirement payments

	Other income		—	- Not applicable

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method

Cheal Soo Choi	Earned income	Salary	260

-  A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined based on his position and responsibilities pursuant to our internal policy regarding executive officers.

		Bonus	186

-  The bonus paid in 2024 consisted of Won 186 million in short-term performance-based compensation.

-  The short-term performance-based compensation consisted of Won 120 million paid as an upfront lump sum payment for 2023 and Won 66 million (757 shares) as the first installment of deferred payments for 2023.

-  The short-term performance evaluation criteria for 2023 consisted of qualitative indicators linked to key management objectives in his role as Chief Risk Officer, which were comprehensively reviewed by the Evaluation and Compensation Committee. The amount of short-term incentive payment was determined within a range of 0%-120% of the base salary.

-  Key achievements considered for 2023 included prioritizing asset quality management through proactive risk management of household and corporate loans, enhancing the Group’s risk management framework to ensure the financial soundness of core growth businesses, strengthening the Group’s risk management capabilities, refining the risk management framework to respond to regulatory changes, and embedding a strong risk management culture across the Group.

		Stock options	—	- Not applicable

		Other earned income	15	- Welfare benefits

	Retirement income		43

-  Pursuant to the internal policy regarding the retirement benefits of directors, the retirement income was determined to be 1/12 of the officer’s salary at the date of retirement, multiplied by the number of years in office.

	Other income		—	- Not applicable

5.5.	Stock-based Compensation

5.5.1. Stock-Linked Cash Compensation (Phantom Stock)

Pursuant to the Group’s director compensation regulations and executive officer management regulations, the Evaluation and Compensation Committee determines various aspects of the performance evaluation and compensation of the Group’s management, and establishes and evaluates the performance evaluation and compensation criteria for management on an annual basis through its committee resolutions. The short-term performance bonuses (annual evaluation) and long-term performance bonuses (multi-year cumulative evaluation) that were determined on the basis of such evaluation results are paid and operated in the form of cash compensation and stock compensation (performance-linked shares, restricted stock).

A portion (40 to 60%) of the short-term bonus is paid in cash immediately, while the remaining portion (60 to 40%) is converted to restricted stocks and paid on a deferred basis. The long-term bonus is granted as performance-linked shares based on a cumulative evaluation covering two years of performance (three years for the CEO). A portion of such performance-linked shares is paid in cash in an amount corresponding to the stock value, while the remaining portion is converted to restricted stocks and paid on a deferred basis, similar to the short-term performance bonuses. The deferred portions of the short-term and long-term performance bonuses are paid in cash, reflecting the stock price (fair market value) at the time of the deferred payment.

5.5.2. Changes in the Amounts of Stock-based Compensation

5.5.2.1 Long-Term Performance Compensation

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Number of Recipients(1)(2)	13	11	13
Number of Performance-Linked Shares Granted(2)(3)	73,213	97,995	58,317
Number of Performance-Linked Shares Paid During the Period (a+b)(4)	69,947	136,045	36,471
a. Number of Shares for Stock-Linked Cash Compensation	33,431	63,934	18,234
b. Number of Shares Converted to Restricted Stocks to be Paid on a Deferred Basis	36,516	72,111	18,237
Evaluation Adjustment	(4,146)	(839)	(1,003)
Cumulative Number of Performance-Linked Shares Paid (Sum of Stock-Linked Cash Compensation and Restricted Stock Conversion)(5)	242,463	216,889	169,382
Number of Unpaid Performance-Linked Shares(3)(6)	147,593	148,473	187,362

Notes: (1)	Based on the beneficiaries reported to the tax office pursuant to Article 20 of the Income Tax Act of Korea.

(2)	Based on the number of individuals who entered into stock-based compensation agreements each year and the number of shares scheduled to be granted according to such agreements.

(3)	Adjusted based on the period of employment during the performance-linked share grant period.

(4)

Represents the final number of shares determined after adjustments based on evaluation results. According to the Act on the Corporate Governance of Financial Companies, a portion (40 to 60%) is paid as stock-linked cash compensation applying the stock price (fair market value) at the end of the evaluation period, while the remainder (60 to 40%) is converted to restricted stocks and paid on a deferred basis for one year from the end of the evaluation period or one year after retirement, and then paid over three years applying the stock price (fair market value) at the time of each deferred payment.

(5)	Represents the cumulative number of shares paid up to the record date of disclosure during the reporting period.

(6)	Represents the number of shares granted at the end of the year minus the actual number of shares paid.

5.5.2.2. Restricted Stock

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Number of Payment Recipients	26	23	15
Number of Shares Confirmed for Deferral(1)	64,997	113,124	46,557
Number of Shares Paid(1)	73,878	66,512	58,434
Cumulative Number of Shares Paid(3)	198,824	188,802	187,020
Number of Unpaid Shares(1)	161,753	170,634	124,022

Notes: (1)	Based on the number of restricted stocks confirmed based on the period of employment and the resolutions of the Evaluation and Compensation Committee.

(2)

Restricted stock is paid in cash reflecting the stock price (fair market value) at the time of each deferred payment, after one year from the end of the evaluation period or one year after retirement, over three years.

(3)	Represents the cumulative number of shares paid up to the record date of disclosure during the reporting period.

5.6.	Affiliated Companies

5.6.1. List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of December 31, 2024 are as follows.

1) Kookmin Bank (100.00%)

2) KB Securities Co., Ltd. (100.00%)

3) KB Insurance Co., Ltd. (100.00%)

4) KB Kookmin Card Co., Ltd. (100.00%)

5) KB Life Insurance Co., Ltd. (100.00%)

6) KB Asset Management Co., Ltd. (100.00%)

7) KB Capital Co., Ltd. (100.00%)

8) KB Real Estate Trust Co., Ltd. (100.00%)

9) KB Savings Bank Co., Ltd. (100.00%)

10) KB Investment Co., Ltd. (100.00%)

11) KB Data Systems Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of December 31, 2024 and March 14, 2025, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of March 14, 2025 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Hee Yang	June 1961	Chairman & Chief Executive Officer	5,914	November 20, 2026

6.2.	Non-standing Directors

The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of December 31, 2024 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term(1)
Jae Keun Lee	May 1966	Non-standing Director	1,119	March 21, 2025(1)

Note:

(1)   Mr. Jae Keun Lee resigned from his position as the Group’s non-standing director on December 31, 2024, in connection with his appointment as the Senior Executive Vice President of the Group. A new non-standing director will be appointed at the general meeting of shareholders for fiscal year 2024, which is expected to be held on March 26, 2025. For information on the non-standing director candidate, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 5, 2025.

6.3.	Non-executive Directors

As of December 31, 2024 and March 14, 2025, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of March 14, 2025 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Seon-joo Kwon	November 1956	Non-executive Director	—	March 21, 2025
Whajoon Cho	February 1957	Non-executive Director	—	March 23, 2025
Gyutaeg Oh	February 1959	Non-executive Director	—	March 21, 2025
Jungsung Yeo	April 1960	Non-executive Director	—	March 23, 2025
Jaehong Choi	August 1962	Non-executive Director	—	March 21, 2025
Myong-Hwal Lee	May 1964	Non-executive Director	—	March 21, 2026
Sung-Yong Kim	March 1966	Non-executive Director	—	March 23, 2025

Note:

(1)   Pursuant to Article 38 of the Company’s Articles of Incorporation, the terms of non-executive directors Seon-joo Kwon, Whajoon Cho, Gyutaeg Oh, Jungsung Yeo, Jaehong Choi, and Sung-Yong Kim have been extended until the annual general meeting of shareholders for fiscal year 2024 on March 26, 2025, as their original terms would have expired before the meeting.

Appointment of Directors to be proposed at the annual general meeting of shareholders

The following is a list of the non-standing director and non-executive director candidates, as of March 14, 2025, to be proposed to shareholders at the annual general meeting of shareholders for fiscal year 2024. If such proposal is rejected at the upcoming annual general meeting of shareholders, KB Financial Group will disclose such matter through a separate amendment filing. For more information regarding the annual general meeting of shareholders and agenda items, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 5, 2025.

Name	Date of Birth	Nominated Position	Expected Date of Appointment
Hwan Ju Lee (New appointment)	October 1964	Non-standing Director	March 26, 2025
Whajoon Cho (Re-appointment)	February 1957	Audit Committee Member and Non-executive Director	March 26, 2025
Jungsung Yeo (Re-appointment)	April 1960	Non-executive Director	March 26, 2025
Jaehong Choi (Re-appointment)	August 1962	Non-executive Director	March 26, 2025
Sung-Yong Kim (Re-appointment)	March 1966	Audit Committee Member and Non-executive Director	March 26, 2025
Eun Young Chah (New appointment)	October 1962	Audit Committee Member and Non-executive Director	March 26, 2025
Sun Yeop Kim (New appointment)	November 1969	Audit Committee Member and Non-executive Director	March 26, 2025

6.4.	Senior Management

Members of our senior management as of March 14, 2025 are as follows.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Jae Keun Lee	May 1966	Senior Executive Vice President and Chief Business Officer of Global	2,119	December 31, 2025
Chang Kwon Lee	November 1965	Senior Executive Vice President and Chief Digital Officer and Chief IT Officer	3,010	December 31, 2025
Dae Hwan Lim	November 1965	Executive Vice President and Chief Compliance Officer	1,793	December 31, 2025
Young June Park	November 1969	Senior Managing Director and Chief Strategy Officer	845	December 31, 2025
Bong Joong Kwon	November 1969	Senior Managing Director and Head of the IR Division	3,363	December 31, 2025
Hongsun Yum	February 1971	Senior Managing Director and Chief Risk Management Officer	1,144	December 31, 2026
Hyo Ik Park	January 1970	Senior Managing Director and Chief Business Officer of Insurance	1,448	December 31, 2025
Shin Dong Jeung	January 1966	Senior Managing Director and Head of KB Research	1,056	December 31, 2025
Dae Hyun Cha	January 1966	Senior Managing Director and Chief Officer of Audit Department	714	December 31, 2025
Keoung Nam Kim	August 1967	Managing Director and Head of the ESG Division	2,294	December 31, 2025
Sang Rok Na	August 1972	Managing Director and Chief Financial Officer	1,373	December 31, 2025

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Hyo Sung Jeon	March 1971	Managing Director and Chief Human Resources Officer	2,021	December 31, 2025
Jin Young Park	September 1972	Chief Public Relation Officer	2,589	December 31, 2025
Youngsei Park	January 1968	Chief Consumer Protection Officer	576	December 31, 2025
Young Suh Cho	February 1971	Head of the AI • Digital Division	2,000	December 31, 2025
Sang Won Oh	December 1967	Head of the IT Division	1,024	December 31, 2025
Byoung Jip Kim	April 1980	Head of the Financial AI Center 1	—	December 31, 2025
Kyeong Jong Lee	February 1978	Head of the Financial AI Center 2	—	December 31, 2025
Hyun Jung Lee	March 1977	Head of the Customer Experience Design Center	125	December 31, 2025
Byoung Ha Choi	September 1972	Head of the Group Architecture Center	555	December 31, 2025
Joo Hyun Kim	November 1970	Head of the Group Cloud Center	344	December 31, 2025
Myoung Hwa Park	December 1969	Head of the Planning & Coordination Department	837	December 31, 2025

Note:

(1)   The numbers of common shares owned are as of March 14, 2025 and includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

As of March 14, 2025, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Keoung Nam Kim	Kookmin Bank	Head of the ESG Division	January 2025
Jin Young Park	Kookmin Bank	Managing Director and Head of the Brand & PR Group	January 2024
Youngsei Park	Kookmin Bank	Senior Executive Vice President, Head of the Consumer Protection Group	January 2024
Young Suh Cho	Kookmin Bank	Senior Executive Vice President, Head of the AI • DT Initiative Group	January 2025
Sang Won Oh	Kookmin Bank	Senior Executive Vice President, Head of the Tech Group	January 2024
Byoung Jip Kim	Kookmin Bank	Managing Director and Head of the Financial AI Center 1	January 2025
Kyeong Jong Lee	Kookmin Bank	Managing Director and Head of the Financial AI Center 2	January 2025
Hyun Jung Lee	Kookmin Bank	Head of the Customer Experience Design Center	January 2025
Byoung Ha Choi	Kookmin Bank	Head of the Tech Development Division	January 2025
Joo Hyun Kim	Kookmin Bank	Head of the Cloud Platform Department	February 2022
Myoung Hwa Park	Kookmin Bank	Head of the Planning & Coordination Department	January 2025
Young June Park	KB Securities	Non-standing Director	February 2025
Sang Rok Na	KB Insurance	Non-standing Director	February 2025
	KB Capital	Non-standing Director	March 2021

6.5.	Employees

The following table shows information regarding our employees and compensation paid to them as of December 31, 2024.

			(Unit: in millions of Won)
Number of Employees(1)	Average Tenure of Employees(2)	Total Amount of Compensation(3)	Average Compensation per Person(4)
140	3 years and 11months (17 years and 0 months)	22,571	160

Notes: (1)	Includes all employees as of December 31, 2024, including executive officers.
(2)	The duration in parentheses includes tenure at our subsidiaries.
(3)	Based on the sum of all compensation paid from January 1, 2024 to December 31, 2024.
(4)

Based on the sum of the average monthly compensation of each month from January 1, 2024 to December 31, 2024, which is computed by dividing the sum of all compensation paid each month by the number of employees (including executive officers) at the end of each month.

The following table shows information regarding our executive officers and compensation paid to them as of December 31, 2024.

		(Unit: in millions of Won)
Number of Executive Officers(A)(1)	Total Amount of Annual Salaries(B)	Average Annual Salary per Person(B/A)
14	4,331	317

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares based on our shareholder registry as of December 31, 2024, unless specified otherwise.

		(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	33,095,691	8.41
The Capital Group Companies, Inc. (2)	31,763,237	8.07
JP Morgan Chase Bank, N.A.(3)	19,948,226	5.07
BlackRock Fund Advisors(4)	25,050,939	6.02

Notes: (1)	Based on 393,528,423 shares of our common stock issued as of December 31, 2024.
(2)

The above number of shares and the percentage of total issued shares held by The Capital Group Companies, Inc. are as of December 31, 2024 and are based on disclosure made by The Capital Group Companies, Inc. in a statement of acquisition filing on January 13, 2025.

(3)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.
(4)

The above number of shares and the percentage of total issued shares held by BlackRock Fund Advisors are as of February 26, 2021 and are based on disclosure made by BlackRock Fund Advisors in a statement of acquisition filing on March 10, 2021.

7.2.	Changes in the Largest Shareholder

				(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)		Percentage of Total Issued Shares(2)
Korean National Pension Service	December 31, 2019	41,468,003		9.97
Korean National Pension Service	February 1, 2020	41,462,588	(3)	9.97
Korean National Pension Service	October 12, 2020	41,402,150		9.96
Korean National Pension Service	December 31, 2020	41,287,280		9.93
Korean National Pension Service	June 30, 2021	40,626,942		9.77
Korean National Pension Service	December 31, 2021	37,626,516		9.05
Korean National Pension Service	January 27, 2022	37,188,199	(4)	8.94
Korean National Pension Service	March 31, 2022	36,008,504		8.73
Korean National Pension Service	June 30, 2022	33,830,623		8.20
Korean National Pension Service	September 30, 2022	32,594,691		7.97
Korean National Pension Service	October 12, 2022	32,457,827	(5)	7.94
Korean National Pension Service	December 31, 2022	32,499,151		7.95
Korean National Pension Service	March 31, 2023	33,572,593		8.21
Korean National Pension Service	June 30, 2023	33,183,590		8.22
Korean National Pension Service	September 30, 2023	35,321,767		8.75
Korean National Pension Service	October 6, 2023	35,273,578		8.74
Korean National Pension Service	December 31, 2023	33,473,917		8.30
Korean National Pension Service	February 29, 2024	33,704,092		8.35
Korean National Pension Service	March 31, 2024	33,200,471		8.23
Korean National Pension Service	June 30, 2024	33,326,122		8.26
Korean National Pension Service	September 30, 2024	32,308,082		8.21
Korean National Pension Service	December 31, 2024	33,095,691		8.41

Notes:	(1)	Based on our shareholder registry as of the end of each applicable year unless specified otherwise.

(2)	Total number of shares of common stock issued as of the following dates:

      From October 19, 2016 to December 12, 2019: 418,111,537

      From December 12, 2019 to February 14, 2022: 415,807,920

      From February 14, 2022 to August 1, 2022: 412,352,494

      From August 1, 2022 to April 4, 2023: 408,897,068

      From April 4, 2023 to August 14, 2024: 403,511,072

     After August 14, 2024: 393,528,423

(3)	Based on disclosure made by the Korean National Pension Service in a statement of acquisition filing on February 7, 2020.

(4)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on February 4, 2022.

(5)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on November 2, 2022.

7.3.	Employee Stock Ownership Association (As of December 31, 2024)

(Unit: shares)
Company Name	Number of Shares of Common Stock Owned
KB Financial Group Inc.	64,847
Kookmin Bank	6,116,879
KB Securities Co., Ltd.	65,220
KB Insurance Co., Ltd.	764,070
KB Kookmin Card Co., Ltd.	567,883
KB Life Insurance Co., Ltd.	20,197
KB Asset Management Co., Ltd.	16,416
KB Capital Co., Ltd.	125,805
KB Real Estate Trust Co., Ltd.	25,809
KB Savings Bank Co., Ltd.	15,121
KB Investment Co., Ltd.	3,803
KB Data Systems Co., Ltd.	58,367
KB Credit Information Co., Ltd.	12,261
KB Fund Partners Co., Ltd.	23,726
Others(1)	23,972

Total	7,904,376

Note:	(1)	Shares of common stock attributable to an account owned by the employee stock ownership association of KB Financial Group.

7.4.	Investments in Affiliated Companies

(As of December 31, 2024)				(Units: shares, %, millions of Won)
Company Name	Ending Balance			Total assets as of the latest fiscal year	Net income(loss) for the latest fiscal year
	Number of shares owned	Ownership	Book value
Kookmin Bank	404,379,116	100	14,821,721	562,887,180	3,251,759
KB Securities Co., Ltd.	298,620,424	100	3,342,391	63,384,389	585,682
KB Insurance Co., Ltd.	66,500,000	100	2,375,430	40,776,375	839,494
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	30,541,628	402,715
KB Life Insurance Co., Ltd. (Formerly, Prudential Life Insurance)	16,201,518	100	2,795,367	34,047,554	164,272
KB Asset Management Co., Ltd.	7,667,550	100	96,312	414,942	66,500
KB Capital Co., Ltd.	32,175,147	100	873,811	18,115,495	222,041
KB Real Estate Trust Co., Ltd.	21,616,085	100	271,553	1,113,466	(113,332)
KB Savings Bank Co., Ltd.	8,001,912	100	176,813	2,575,739	(11,366)
KB Investment Co., Ltd.	22,525,328	100	154,910	1,529,823	4,368
KB Data Systems Co., Ltd.	800,000	100	6,334	62,270	1,978

Total	—	—	26,867,817	—	—

7.5.	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Securities Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	200	March 31, 2022	4.300%	March 31, 2052 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 3 Private Placement of Capital Securities in Won	230	September 30, 2022	5.500%	September 30, 2052 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 4 Private Placement of Capital Securities in Won	100	May 8, 2023	5.350%	May 8, 2053 (may be extended)	Working capital

7.5.2. Purchase of capital securities issued by KB Capital Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	6.548%(1)	March 27, 2045 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd..	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	5.989%(1)	September 24, 2045 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	6.305%(1)	March 29, 2046 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	6.466%(1)	June 28, 2046 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	6.952%(1)	November 28, 2046 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	7.664%(1)	April 27, 2047 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	3.376%	September 25, 2050 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 486 Private Placement of Capital Securities in Won	100	February 17, 2022	4.495%	February 17, 2052 (may be extended)	Working capital

7.5.3. Purchase of capital securities issued by KB Real Estate Trust Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Real Estate Trust Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	150	June 27, 2024	7.800%	June 27, 2054 (may be extended)	Working capital

7.5.4. Purchase of subordinated bonds issued by KB Savings Bank Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Savings Bank Co., Ltd.	Subsidiary	No. 1 Subordinated Bonds in Won	70	June 25, 2021	1.600%	June 25, 2031	Working capital

7.5.5. Prepayments and Loans to Subsidiaries

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.653%	July 12, 2025

Note: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.653%	July 12, 2025

Note: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	2.694%	March 7, 2025

Note: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	2.694%	March 7, 2025

Note: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	July 13, 2020	2.653%	July 12, 2025

Note: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	December 20, 2021	2.858%	December 19, 2025

Note:  (1)  Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	60	60	July 13, 2022	2.653%	July 12, 2025

Note: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	50	50	July 13, 2023	2.653%	July 12, 2025

Note: (1) Unsecured credit loans.

8.	Internal Controls

8.1.	Management’s Assessment of the Effectiveness of the Internal Accounting Management System

Period	Date of Report	Assessment	Material Deficiencies	Corrective Action Plans
January 1 to December 31, 2024	March 4, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
January 1 to December 31, 2023	March 5, 2024	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
January 1 to December 31, 2022	March 2, 2023	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—

8.2.	Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

Period	Date of Report	Assessment	Material Deficiencies	Corrective Action Plans
January 1 to December 31, 2024	March 4, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
January 1 to December 31, 2023	March 5, 2024	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
January 1 to December 31, 2022	March 2, 2023	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—

8.3.	External Auditor’s Audit Opinion (Review Report) on the Effectiveness of the Internal Accounting Management System

Period	Auditor	Audit or Review	Opinion Type	Issues	Company’s Response Actions
January 1 to December 31, 2024	Samil PricewaterhouseCoopers	Audit	Unqualified	—	—
January 1 to December 31, 2023	Samil PricewaterhouseCoopers	Audit	Unqualified	—	—
January 1 to December 31, 2022	KPMG Samjong Accounting Corp.	Audit	Unqualified	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: March 14, 2025	By: /s/ Sang Rok Na

(Signature)

	Name:	Sang Rok Na

	Title:	Managing Director and Chief Financial Officer